UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

MICROFLUIDICS INTERNATIONAL CORPORATION
(Name of Subject Company (Issuer))

NANO MERGER SUB, INC.
IDEX CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	595074105
(Titles of classes of securities)	(CUSIP number of class of securities)
IDEX CORPORATION
1925 West Field Court, Suite 200, Lake Forest, Illinois 60045
(847) 498-7070
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Mark D. Gerstein, Esq.
Latham & Watkins LLP
233 South Wacker Drive, Chicago, Illinois 60606
Tel: (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,075,973.45	$1,634.22

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 10,426,647 shares of common stock, par value $0.01 per share, of Microfluidics at a purchase price of $1.35 per share. Such number of shares consists of 10,426,647 shares of common stock issued and outstanding as of January 10, 2011.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, equals $116.10 per million of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,634.22	Filing Party: IDEX Corporation, Nano Merger Sub, Inc.
Form or Registration No. Schedule TO	Date Filed: January 25, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 25, 2011 (which, together with this Amendment, Amendment No. 1, filed January 28, 2011, Amendment No. 2, filed February 16, 2011, Amendment No. 3, filed February 25, 2011, Amendment No. 4, filed March 4, 2011, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Nano Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of IDEX Corporation, a Delaware corporation (“IDEX”), relating to the offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Microfluidics International Corporation, a Delaware corporation (“Microfluidics”), at a purchase price of $1.35 per Share, net to the seller in cash, without interest but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2011, and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of IDEX and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meaning assigned to such terms in the Offer to Purchase or in the Schedule TO.
Item 11. Additional Information
     Item 11 of this Schedule TO is hereby amended and supplemented by including the following:
     “The Subsequent Offering Period expired at 5:00 p.m., New York City time, on Thursday, March 10, 2011. The Purchaser has been advised by the Depositary that a total of 7,509,382 Shares have been validly tendered and not properly withdrawn during the initial offering period and the Subsequent Offering Period, representing approximately 71.99% of the Shares outstanding. Pursuant to the terms of the Offer, as of March 11, 2011, the Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn during the initial offering period and all Shares validly tendered during the Subsequent Offering Period, and the consideration for all such Shares either has been paid or promptly will be paid. In addition, as of March 11, 2011, approximately 12,699 Shares have been acquired by the Purchaser through open market purchases at $1.35 per Share, which Shares when combined with the 7,509,382 Shares validly tendered and not properly withdrawn during the initial offering period and the Subsequent Offering Period, represent approximately 72.12% of the outstanding Shares.
     IDEX expects to complete the acquisition of Microfluidics on March 11, 2011 through the merger of the Purchaser with and into Microfluidics in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of Microfluidics. Pursuant to the terms of the Merger Agreement, all remaining publicly held Shares (other than Shares held by holders who properly exercise their appraisal rights under applicable Delaware law) will be converted into the right to receive $1.35 per Share, net to the holder in cash, without interest but subject to any applicable tax withholding, in the merger.
     In order to accomplish the merger in the manner described above, on March 11, 2011, the Purchaser will exercise its Top-Up Option pursuant to the Merger Agreement, which permits the Purchaser to purchase additional Shares of Microfluidics’ common stock directly from Microfluidics for an immediate cash payment equal to the aggregate par value of the Shares issued upon the exercise of the Top-Up Option and delivery of a secured promissory note for the remainder of the exercise price for the Top-Up Option. The promissory note will bear interest at 9% per annum and will be due one year from the date of the purchase of Shares pursuant to the Top-Up Option.
     On March 11, 2011, IDEX issued a press release announcing the expiration of the Subsequent Offering Period. The press release is filed as Exhibit (a)(1)(O) to this Schedule TO and the information set forth in the press release is incorporated herein by reference.”
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

“(a)(1)(O)	Press Release issued by IDEX on March 11, 2011.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NANO MERGER SUB, INC.
By:	/s/ Frank J. Notaro
	Name:	Frank J. Notaro
	Title:	President

IDEX CORPORATION
By:	/s/ Frank J. Notaro
	Name:	Frank J. Notaro
	Title:	Vice President, General Counsel and Secretary

Date: March 11, 2011

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of January 25, 2011.*+

(a)(1)(B)	Letter of Transmittal.*+

(a)(1)(C)	Notice of Guaranteed Delivery.*+

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Joint Press Release issued by IDEX and Microfluidics on January 11, 2011 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by IDEX with the SEC on January 11, 2011).

(a)(1)(G)	Summary Advertisement published on January 25, 2011.*

(a)(1)(H)	Press Release issued by IDEX on January 25, 2011.*

(a)(1)(I)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation, and Nano Merger Sub, Inc., C.A. No. 6126 (incorporated by reference to Exhibit (a)(1)(L) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(a)(1)(J)	Amended Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation, and Nano Merger Sub, Inc., C.A. No. 6126-VCS.**

(a)(1)(K)	Complaint filed in the Superior Court of Middlesex County in the Commonwealth of Massachusetts, captioned Paul Shumsky v. Microfluidics International Corporation, Michael Ferrara, George Uveges, Leo Roy, Eric Walters and Henry Kay, C.A. No. 11-0186 (incorporated by reference to Exhibit (a)(1)(M) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(a)(1)(L)	Amended Complaint filed in the Massachusetts Superior Court for Middlesex County, captioned Paul Shumsky v. Microfluidics International Corporation; IDEX Corporation; Nano Merger Sub, Inc.; George Uveges; Eric G. Walters; Henry Kay; Leo Pierre Roy; Michael C. Ferrara; and Stephen J. Robinson, C.A. No. 11-0186, dated February 1, 2011 (incorporated by reference to Exhibit (a)(1)(O) to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Microfluidics with the SEC on February 8, 2011).

(a)(1)(M)	Press Release issued by IDEX on February 25, 2011.***

(a)(1)(N)	Press Release issued by IDEX on March 4, 2011.****

(a)(1)(O)	Press Release issued by IDEX on March 11, 2011.

(d)(1)	Agreement and Plan of Merger, dated as of January 10, 2011, among IDEX, the Purchaser and Microfluidics (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

(d)(2)	Form of Tender and Support Agreement, dated as of January 10, 2011, among IDEX, the Purchaser, and each of Irwin J. Gruverman, Michael C. Ferrara, Peter F. Byczko, William J. Conroy, George Uveges, Leo Pierre Roy, Eric G. Walters, Henry Kay and Stephen J. Robinson (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

(d)(3)	Tender and Support Agreement, dated as of January 12, 2011, among IDEX, the Purchaser and Marjorie Gruverman (incorporated by reference to Exhibit (e)(19) to the Schedule 14D-9 filed by Microfluidics with the SEC on January 25, 2011).

(d)(4)	Confidentiality Agreement, dated as of November 24, 2009, by and between Microfluidics and IDEX.*

(d)(5)	Exclusivity Agreement, dated as of July 23, 2010, by and between Microfluidics and IDEX.*

(d)(6)	Agreement Concerning Debenture, dated as of January 10, 2011, among IDEX, the Purchaser, Global Strategic Partners, LLC, Abraxis BioScience, LLC and American Stock Transfer and Trust Company, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Microfluidics with the SEC on January 11, 2011).

*	Previously filed as exhibits to this Schedule TO on January 25, 2011

**	Previously filed as exhibit to this Schedule TO on January 28, 2011

***	Previously filed as an exhibit to this Schedule TO on February 25, 2011

****	Previously filed as an exhibit to this Schedule TO on March 4, 2011

+	Included in mailing to stockholders commenced as of January 25, 2011